Exhibit 99.1

InflaRx Appoints Dr. Camilla Chong as Chief Medical Officer

•	Camilla Chong, M.D., joins the team with 25 years of experience in the global pharmaceutical industry in drug development

•	Dr. Chong to lead clinical development of InflaRx’s portfolio of C5a/C5aR inhibitors

Jena, Germany, June 28, 2023 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company commercializing and developing anti-inflammatory therapeutics that target the complement system, today announced the appointment of Dr. Camilla Chong as Chief Medical Officer (CMO) of InflaRx, effective July 1, 2023. Dr. Chong is a medical doctor with extensive experience in the pharmaceutical industry, including leadership roles in clinical development, medical affairs and overseeing the launch of new drugs across multiple geographies. She will be responsible for all clinical developments related to InflaRx’s portfolio as she joins the C-suite of the company.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “We are excited to welcome Camilla to our team. She is a highly accomplished executive who brings a wealth of expertise in drug development. At InflaRx, she will lead our clinical development activities. Besides managing our ongoing clinical trials, she will also drive the strategy for future clinical development programs of the company including those for vilobelimab and INF904. She will be a great addition to our team as we bring our first product to market and advance our development programs.”

Dr. Camilla Chong commented: “I am thrilled to be joining InflaRx at this transformative stage for the Company following the recent Emergency Use Authorization by the FDA and the ongoing commercial launch of Gohibic (vilobelimab). I believe that our innovative anti-C5a / anti-C5aR programs have the potential to be truly life-changing for patients with acute inflammatory conditions as well as many chronic immunologic diseases. I very much look forward to advancing our clinical programs with the goal of providing patients suffering from these diseases with improved treatments that can truly impact their quality of life.”

Dr. Chong is a medical doctor with 25 years of experience in the global pharmaceutical industry. She has successfully led clinical development, medical affairs, clinical operations, regulatory and pharmacovigilance teams and has managed global clinical development programs. She has extensive experience in the launch of many new medicines in multiple geographies. She joins InflaRx from Kyowa Kirin Corporation, where she was Vice President & Global Medical Affairs Therapy Area Head - Immunology. Her previous senior management roles have spanned multiple therapeutic areas, including cardiology, immunology, respiratory, dermatology and orphan diseases at Pfizer, GlaxoSmithKline and Teva. Dr. Chong received her MD from the Royal Free Hospital School of Medicine, University College London, UK. She holds a Diploma in Pharmaceutical Medicine and is a Member of the Faculty of Pharmaceutical Medicine (MFPM).

About InflaRx

InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, “InflaRx”).

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a / C5aR technologies to discover and develop first-in-class or best-in-class, potent and specific inhibitors of C5a and C5aR. Complement C5a and its receptor C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de.

Contacts:

InflaRx N.V.
Email: IR@inflarx.de

MC Services AG
Katja Arnold, Laurie Doyle, Dr. Regina Lutz
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ability to commercialize and the receptiveness of Gohibic (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals or our other product candidates; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for and clinical utility of Gohibic (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under an EUA and in the future if approved for commercial use in the U.S. or elsewhere; the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials; the timing, progress and results of clinical trials of our product candidates, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our BLA submission for Gohibic (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or Gohibic (vilobelimab) for any indication; whether the FDA, the EMA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our expectations regarding the scope of any approved indication for vilobelimab; our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product Gohibic (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our  ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the Securities Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.